

December 9, 2021

Mark D. Roberson
Chief Executive Officer
Strong Global Entertainment, Inc.
4201 Congress Street, Suite 175
Charlotte, NC 28209

Re: Strong Global Entertainment, Inc.
Draft Registration Statement on Form S-1
Submitted November 12, 2021
CIK No. 0001893448

Dear Mr. Roberson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   We refer to your disclosure on the cover page that you intend to apply to list your common shares on the NYSE American and on page 27 that you can provide no assurance that your common shares will be approved for listing on the NYSE American. If the offering is not conditioned on the receipt of NYSE American listing approval, please revise the cover page to clearly state that fact and provide disclosure in your risk factors about the lack of liquidity available to purchasers in this offering.

Prospectus Summary, page 1

2.   We note that your summary appears to only discusses the positive aspects of the company.

The prospectus summary should provide a brief, but balanced, description of the key aspects of the company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the company`s experience, strategy, and prospects and to include the summary of risk factors discussed on page 9.

3.   We note several references here and throughout the prospectus, including in the graphics, that you are "a leader in managed technical services," are "a global leader in the entertainment industry, have "cultivated a leadership position," are the "go-to provider for the leading operators in the industry," have "an estimated 65% market share in cinema projection screens in North America," are a "leading innovator in the industry," are a "market leader in North America" and other similar claims. Please substantiate your claims or revise them to state that these are your beliefs.

4.   We note your disclosure on page 2 that you have "relationships to provide screens worldwide for IMAX and Cinemark theaters." Please describe the nature of these relationships here and in the Business section, including whether you have any contracts in place.

Growth Strategy, page 3

5.   We refer to your disclosure that the Eclipse product line has experienced quarter-over-quarter growth in 2021. Please quantify your revenue from the Eclipse product line for these periods.

Use of Proceeds, page 31

6.   It appears that you have no current specific plans for the proceeds of the offering. If that is true, please state that and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K for guidance.

The Separation Transaction, page 35

7.   We refer to your disclosure that, in addition to the Master Asset Purchase Agreement and the Share Transfer Agreements, you will enter into a number of other agreements with Ballantyne and or Strong/MDI for the purpose of accomplishing the separation and setting forth various matters governing your relationship with Ballantyne after the completion of the offering. Once determined, please revise this disclosure to identify the additional agreements you will enter into and describe their material terms. Please file these agreements as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

8.   Revise your Results of Operations section to address the following:
        •   To the extent possible, revise to provide quantification for each of the factors cited in

this section as reasons for the trends in your various revenue and expense line items.
- Revise to quantify and discuss the trends experienced in your product sales separately from your service revenues.
- As part of your discussion of service revenues, discuss why your cost of services exceeds your service revenues. Clearly identify the extent to which your service revenues are tied directly to new product sales and the extent to which they are considered to be a loss leader for product sales.
- Consider providing a tabular presentation or narrative discussion reflecting a rate versus volume analysis for the periods presented.
- To the extent possible, provide some form a quantification of the impact of business lost due to the closure of your manufacturing facility in 2019 due to storm damage and again in 2020 due to government-mandated closures related to COVID. Disclose the length of each respective closure.
- Discuss the extent to which you believe the insurance proceeds covered the actual loss of business for the closure(s).
- Quantify the payroll subsidies received from the Canadian government, and disclose how they were reflected in your Statement of Operations.

Strong/MDI Installment Loans, page 46

9.   We note your disclosure regarding the demand credit agreements entered into by Strong/MDI. Please expand upon this disclosure to explain whether, and if so, how these debt facilities will be transferred from Strong/MDI to you, including any consents or amendments necessary for such transfer. If they will be transferred to you, please file these agreements as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10). If they will not be transferred to you, please discuss whether you intend to enter into new debt facilities in connection with the separation.

Markets, page 49

10.   We refer to your disclosure that you have non-exclusive distribution agreements with NEC and Barco and that you anticipate that these agreements will transfer to you in connection with the separation. Please revise this disclosure to discuss any consents or waivers necessary for this transfer and when you expect the transfer to occur.

Human Capital Resources, page 50

11.   It appears that your CEO and CFO will not be full-time employees of the company since they are also employees of Ballantyne. Please add a risk factor to disclose this and clarify how much time they intend to devote to your company. Please also address the risk that they may not be able to devote the time and resources that your business may require.

Properties, page 51

12.   We note your disclosure on page 3 that you expect to ship your first screens from your new finishing facility in China in early 2022 and your reference on page 11 to your

outsourced screen finishing facility in China. Please revise to clarify throughout the prospectus whether you own or lease this new finishing facility in China or outsource production to this new facility and make revisions to this section as appropriate.

Certain Relationships and Related Party Transactions
Relationship with Ballantyne, page 66

13. Once the terms of these agreements have been determined, please expand upon your descriptions of the Master Asset Purchase Agreement, Share Transfer Agreements and Management Services Agreement to discuss the material terms and obligations under these agreements, including the assets to be transferred, the liabilities to be assumed, indemnification obligations, tax matters, whether there are any conditions that must be satisfied in order for the separation to occur, whether those conditions can be waived and provisions related to termination. Please also discuss whether the offering will continue if Ballantyne decides not to proceed with the separation.

Description of Securities, page 68

14. We note that you refer shareholders to, in part, the applicable provisions of the BCBCA. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Representatives' Warrants, page 80

15. We note that you plan to issue representative's warrants but do not see them listed in the fee table. Please tell us whether you plan to register the representative's warrants and the shares of common stock underlying the warrants and revise the fee table accordingly. Please also briefly discuss the representative's warrants in footnote 1 to the table on the cover page.

Combined Financial Statements
Note 4. Inventories, page F-16

16. You disclose here that the reserves of approximately $0.4 million relate primarily to your finished goods inventory of $0.5 million. Revise your footnotes and/or your MD&A as appropriate to more clearly explain the nature of your inventory reserves, the events or trends leading to this reserve, and why it is so high compared to the inventory balance. Provide us with a rollforward of the reserves in your response, and consider providing such a rollforward in your disclosure.

General

17. We refer to the fifth page of graphics included between the prospectus cover page and the table of contents. Please refer to Compliance Disclosure Interpretations, Securities Act Forms, Question 101.02 and revise the presentation so it is a balanced presentation of the business or remove this graphic. We note that the performance claims and other text

appear to highlight only the most favorable aspects of your business. Please also quantify in a footnote what portion of your revenue the Eclipse immersive screens represent.

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact John Danberg at 202-551-6001 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Janeane R. Ferrari, Esq.